Exhibit 12.1

Ratio of Earnings to Fixed Charges

	September 26, 2002	September 25, 2003	September 30, 2004	September 29, 2005	September 28, 2006
Earnings
Income before income taxes	$2,339	$23,765	$24,927	$95,206	$146,353
Fixed charges
Interest expense, including amortization of deferred financing costs	62,202	57,805	64,257	56,130	61,434
1/3 of rental expense	18,085	18,109	18,088	18,519	21,800

Total fixed charges	80,287	75,914	82,345	74,649	83,234

Earnings	$82,626	$99,679	$107,272	$169,855	$229,587

Ratio of earnings to fixed charges	$1.03	1.31	1.30	2.28	2.76